07021643

William HILL

Preliminary Results Announcement

5 March 2007

Monday, 5th March 2007

WILLIAM HILL PLC
ANNOUNCEMENT OF PRELIMINARY RESULTS

William Hill PLC (the 'Group') today announces its results for the 52 weeks ended 26 December 2006 ('the period').

Highlights include the following:

- Gross win up 15% to £931.3m (2005: £807.7m)
- Profit on ordinary activities before finance charges and exceptional items up 19% at £292.2m (2005: £245.0m)
- Cash generated from operations before tax and interest up 30% to £313.9m (2005: £242.0m) which represents 107% of operating profit
- Basic earnings per share (EPS) pre exceptionals up 24% to 45.5 pence (2005: 36.6 pence)
- Proposed final dividend up 19% to 14.5 pence per share (2005: 12.2 pence per share) payable on 5 June 2007 to shareholders on the register on 27 April 2007
- The Group has purchased 43.3m shares for £257.0m via on-market share buy-backs between July 2005 and December 2006
- Plans well developed to exploit opportunities in Spain and Italy in conjunction with our partners, Codere
- In the nine weeks to 27 February 2007, the Group's gross win has increased by 11%. At this early stage of the year, the Board remains comfortable with consensus expectations

Commenting on the results, Charles Scott, Chairman, said:

"The Group has seen strong profit growth in the period, with the Group realising the full-year benefits of the Stanley Retail acquisition and benefiting from good organic growth throughout the rest of the business. Profit before finance charges and exceptional items was 19% higher than last year and earnings per share excluding exceptional items increased by 24%.

We remain confident of the Group's future prospects and are committed to delivering value to shareholders. The Board has resolved to increase the final dividend by 19% to 14.5 pence per share."

David Harding, Chief Executive, added:

"I am delighted with the performance of the Group, particularly the Retail business, which has prospered this year following the successful integration of Stanley Retail and the completion of the roll-out of EPOS".

Enquiries:

David Harding, Chief Executive	Tel:	0208 918 3910
Simon Lane, Group Finance Director	Tel:	0208 918 3910
James Bradley, Deborah Spencer, Brunswick	Tel:	0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling +44 (0) 1452 541 076. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 1161115#.

The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

2006 has seen the Group's strategy of generating organic growth, exploiting new platforms and executing value-enhancing acquisitions continue to deliver long-term value for shareholders. The Group produced a strong profit performance in the period, fully leveraging the benefits of the Stanley Retail acquisition, which was completed in June 2005. The year has also seen a strong performance from FOBTs and the impact of the World Cup, both of which have boosted year-on-year gross win growth while operating expenses continue to be kept under tight control. Consequently, profit on ordinary activities before net finance costs, taxation and exceptional items was up 19% to £292.2m (2005: £245.0m) and earnings per share were 45.5p, a rise of 24% (after adjusting for last year's exceptional items) compared to 2005.

In recognition of these excellent results, the Board is recommending a final dividend of 14.5 pence per share, taking the full year dividend to 21.75 pence, an increase of 19% on last year.

Retail channel

The Retail channel's gross win grew by 18% to £736.0m (6% excluding Stanley Retail) and pre-exceptional profit increased by 24% to £225.9m (9% excluding Stanley Retail).

Within the original William Hill estate (excluding Stanley Retail), total gross win increased by 6% year-on-year. In this part of the estate, gross win from over the counter (OTC) was flat while FOBT/AWP gross win was up 18%.

LBOs in the Stanley Retail estate performed better year-on-year than those in the original William Hill estate with gross win growing by 7% for the full year and second half gross win growth of 10% achieved. For the year as a whole, FOBT gross win grew by 18% and OTC gross win increased by 4%.

The average number of FOBTs in the original William Hill estate increased to 6,034 (FY 2005: 5,892) in the period and in the Stanley Retail estate the average number of FOBTs was 1,567 compared to 1,539 in the second half of last year. The average net profit per machine per week in the William Hill estate was £494 (FY 2005: £402) and in the Stanley Retail estate was £346 (second half of 2005: £287). The improved profitability in both estates was due to a combination of greater gross win per machine and better contractual terms with our main FOBT supplier Leisure Link, which were effective from May 2005. However, the imposition of Amusement Machine Licence Duty in August 2006 has adversely affected average weekly profitability of each terminal by £38.

The average number of AWPs traded in the period fell to 303 in 2006 (FY 2005: 353) within the William Hill estate. In the Stanley Retail estate, the average number traded also fell from 386 AWPs in the second half of last year to 314 in 2006.

Non-exceptional costs in the channel were up 16% (5% excluding Stanley Retail). Excluding Stanley Retail, there were minimal increases in staff costs due to reduced overtime and premium payments under the new LBO staff employment contracts and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively profit-share based, and AWP rentals fell due to the reduction in the number of machines in the estate. Savings were also made due to a higher portion of VAT expense being recoverable following the change in tax regime for FOBTs. These savings were offset by increased provisions for staff bonuses; increases in rent and rates due to increased LBO numbers and rent reviews; higher energy costs reflecting general market conditions; and depreciation and maintenance charges as a result of introducing new text and EPOS systems. There were no exceptional costs in the current year. The prior period exceptional costs related to the integration of the Stanley Retail acquisition.

We completed 233 development and LBO refurbishment projects in 2006 including 50 new licences, 70 extensions and resites and 113 LBO fittings. Overall, we spent £40.1m on estate development in 2006.

At 26 December 2006, we had 2,165 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 48 in the Republic of Ireland; a total of 2,224.

2006 has seen the introduction of the capability to take a wider range of Tote Direct bets across the estate, which has been favourably received by our customers. We also completed the rollout of our new text system and an EPOS system throughout the Stanley Retail estate during the period and in consequence the entire estate has been running on identical systems since the end of March.

Telephone channel

Telephone gross win grew by 8% to £57.5m and operating profit increased by 28% to £16.7m.

The channel benefited from the World Cup and increased football betting in general as well as more normal horseracing results. In addition there was some favourable high roller activity especially in the second half of the year.

Costs in the channel were up 5% principally due to higher marketing spend focused around the World Cup.

We ended the year with 160,000 active telephone customers (27 December 2005: 174,000).

Interactive channel

Interactive gross win increased 6% to £130.5m and operating profit showed a small increase to £61.5m.

Growth in Interactive sportsbook gross win was modest in the period when compared to our expectations at the beginning of the year. Since we launched our Interactive channel in 1999, we have fully exploited our legacy bookmaking and client management systems but it has become increasingly clear that the Interactive sportsbook is being impacted by the relative inflexibility of our current technology configuration. Our NextGen technology programme is designed to rectify these issues and deliver systems clearly superior to anything currently available to our major competitors. By the end of 2007, this programme is expected to deliver a number of enhancements and give us a flexible platform to more easily introduce better products going forward. We anticipate that these changes will be undertaken alongside the technical changes required by the Gambling Commission, which are yet to be finalised.

Despite the limitations of our current systems, we continued to increase our range of in-running betting opportunities on our sportsbook and we launched 10 new arcade games during the period that expanded our offering to 20 games.

Poker and Casino has also had a challenging second half after an encouraging start to the year. These products have been affected by strong competition particularly following the withdrawal of many operators from the US market in September 2006, which has impacted poker site liquidity in general and made the competition for European customers more intense. We continue to have confidence in the long-term prospects of these products and in December 2006, we extended our contract with our poker and casino software partner, Cryptologic. As part of the new contract, Cryptologic have made a significant commitment in respect of game and other product development.

In October 2006, we decided to close our Interactive TV channel (WHTV) following a review of its operations and the conclusion of a trial broadcast of its content into our LBOs. Whilst we have exited this particular arrangement, we remain committed to the strategy of supplying customers with a means to place bets on an interactive TV platform and of supplying tailored content to our own LBOs, once we have identified a profitable and cost effective means of doing so.

In January 2007, we launched internet skill gaming in partnership with GameAccount, the world's largest integrated network of skill-based games. Accessible through a tab on William Hill's homepage, the fully integrated browser based skill games available on the site include multiplayer blackjack, gin rummy and backgammon. We also launched an interactive bingo game in partnership with Virtue Fusion in January. Early indications of trading from both these ventures are encouraging.

Total active accounts increased to 405,000 as at 26 December 2006 (27 December 2005: 341,000).

Costs in the channel increased 10% mainly due to higher marketing spend, higher technology charges and closure costs of WHTV.

Operating expenses

Expenses (net of operating income) for the Group were £445.3m, an increase of 15% (6% excluding Stanley Retail).

Excluding Stanley Retail, staff costs (which represented roughly half of our total costs) increased 7% in 2006, mainly reflecting provisions for profit based incentive schemes. Excluding these provisions from this period and the comparative period, staff costs have risen by 2% reflecting a 3% general pay award and an increase in the number of LBOs now trading, partly offset by an improvement in productivity driven by the rollout of EPOS. Property costs, which represented 17% of our total costs, were up 12% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and an increase in the number of LBOs.

Depreciation costs increased 38% with the full year effects of the rollout of EPOS and text systems along with the supporting technology, although this was partly offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 7% over the comparable period due to the increased size of the estate and price increases. Advertising and marketing costs were up 22% over the comparable period reflecting World Cup and other more general web-based advertising and promotions.

Stanley acquisition

The integration of the Stanley Retail estate was completed by the end of March 2006 in accordance with the plans we drew up in 2005. Key tasks achieved in 2006 were the completion of the re-branding of the LBOs, installation throughout the Stanley Retail estate of the same version of EPOS and audio-visual text systems already deployed in the William Hill estate and the closure of the Stanley Retail head office. The Stanley Retail estate has delivered strong gross win growth in 2006, particularly in the second half with gross win growth of 10% achieved year-on-year. We remain confident that the acquisition will deliver the synergies and other benefits of up to £20m we anticipated at the end of 2005, which compares favourably with the original estimated synergies at the time of the acquisition of £13m.

Regulatory development

The Gambling Commission has now been established and the Commission and DCMS are in the process of developing the regulations, conditions, standards and guidance under the Gambling Act 2005 and the Commission will take over its duty to promote the licensing objectives under the Act with effect from 1 September 2007.

The Group is preparing for the implementation of these detailed requirements. We have been heavily involved in dialogue with the Commission both by ourselves and via our trade associations, with a view to ensuring that appropriate and proportionate regulations are implemented. However, we remain concerned that certain requirements have yet to be finalised, while the technical standards for the remote businesses have recently been published for consultation with finalised documentation not expected to be available until June. We are concerned that insufficient time is being given to the industry to enable full compliance with these technical standards from the beginning of September. We will continue to hold discussions with the Commission to press for this and other issues to be resolved in a practical way.

We also look forward to the proposed deregulation that the Gambling Act enables, such as extended betting shop opening hours and the installation of higher payout gaming machines, both of which will be permitted from 1 September 2007.

Cost of content

On 14 December 2006, the Government announced that it had decided to retain the Horserace Betting Levy Board and the associated horserace betting levy scheme. This follows the publication of the findings of a report compiled by an independent committee under the chairmanship of Lord Donoghue. This committee was established to investigate whether there was any alternative commercial arrangements that could replace the current levy scheme but concluded that, currently, there was not a secure and alternative funding mechanism for horseracing. At the same time, the Government announced its intention to modernise the existing levy mechanism by reducing as many of the administrative burdens as possible. We welcome the Government's intentions to modernise the scheme and we remain committed to providing a fair and equitable financial contribution supporting the UK horseracing industry.

SIS, a company partly owned by the Group is currently the sole provider of UK horse racing pictures and data content to bookmakers. SIS (via the betting industry) has contracts, which expire at the end of 2007 with a number of UK racecourses to broadcast pictures and data to LBOs. Recently a proposed joint venture between Alphameric and Racing UK has claimed to have secured exclusive transmission rights from up to 30 UK racecourses from the beginning of 2008. This would mean that SIS would not be able to transmit pictures from these 30 tracks (except when they are generally available via terrestrial coverage) once its current contracts expire. If this happens, we will have to decide whether to have two different sources of pictures from the beginning of 2008 if we want to maintain coverage of these horse tracks within our LBOs. This could imply an extra cost for us but also an inferior service for customers, as the co-ordination of the timing and broadcasting of events achieved by SIS would not be possible with two different transmission sources. In the event that we decide to take the service offered by the proposed joint venture, we plan to seek an appropriate reduction in the level of our current funding of the UK horseracing industry via the levy scheme.

International activities

In July 2006, the Group signed a non-binding memorandum of understanding with the Spanish gaming group Codere. Codere is a company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy, Central and South America.

The parties plan to create a joint venture to develop a sports betting business in Spain. Spain is one of the largest gambling markets in Europe and the region of Madrid has recently published (and several of Spain's regions are now developing) legislation to regulate sports betting, allowing the establishment of

land-based businesses. The parties are planning to apply jointly for a licence in Madrid shortly and intend to apply in other regions in Spain if regulations are passed which make such applications attractive.

The Group has established a joint venture company with Codere relating to the Italian gambling sector. Following a tendering process in 2006, the Group and Codere were jointly awarded concessions to exploit licences issued as part of the tender process launched in August 2006 by the Italian regulatory authority. The award comprises 20 concessions to operate horseracing betting shops, 7 concessions to operate sports betting shops and 28 concessions relating to sports betting points. Remote licences relating to horseracing and sports betting were also applied for and granted. In addition to activating these units the proposed joint venture intends to evaluate other opportunities for growth in the Italian market.

Dividends and capital structure

The Company is proposing to pay a final dividend of 14.5 pence per share (2005: 12.2 pence per share) on 5 June 2007 to shareholders on the register on 27 April 2007. The 19% increase in the proposed final dividend reflects the strong performance achieved in 2006 and our confidence about the Group's future prospects.

Following the acquisition of Stanley Retail in June 2005, the Board considered the optimal capital structure and financing arrangements for William Hill. In September 2005, the Board announced it intended to maintain an efficient and flexible capital structure and would achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. A new five-year bank facility of £250m was arranged in June 2006 to underpin this objective and the Board announced with its interim results that they were increasing the total buy-back programme from the previously announced target of £200m – £300m, to circa £320m – £400m by the end of 2007. By the end of December 2006, the Group net debt to EBITDA ratio was 3.3 and £257.0m had been returned by means of on-market share buy-backs.

As we are now close to our target leverage and as we have current investment commitments, both internationally through our joint ventures with Codere and domestically in respect of some retail bolt-on acquisitions, we currently estimate that the pace of our rolling share buyback programme in 2007 is likely to slow. We remain committed to returning surplus capital to shareholders and our buyback programme will be kept under regular review.

Adoption of International Financial Reporting Standards (IFRS)

The Group has prepared its financial statements for the 52 week period ended 26 December 2006 using accounting policies consistent with IFRS.

The main impacts of the IFRS adoption are set out in note 11 of these preliminary financial statements. As previously indicated, the impact on Group profitability is negligible and the adjustment to the balance sheet reflects primarily timing differences on the recognition of dividends and the presentation of goodwill, intangible assets and deferred tax balances.

In addition to these differences, there is a further presentational issue related to IFRS that impacts the financial information. Sportsbook bets have many of the characteristics of a derivative transaction as defined by IAS 39 'Financial Instruments: Recognition and Measurement' and consequently the Group has accounted for them under the provisions of that accounting standard. The main effect of this is that the amount recognised as revenue/turnover is now the profit and loss of trading those sportsbook bets rather than the amount originally staked. This is quite close to the gross win as previously disclosed by the Group except for a difference in respect of the treatment of VAT levied on FOBTs and AWPs. To prevent distortions in the year-on-year growth rates achieved by the Group, we have continued to disclose gross win in the above commentary as previously defined.

The following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	52 weeks to 26 Dec 2006 £m	**52 weeks to 27 Dec 2005 £m**
Gross win	931.3	807.7
VAT on AWPs and FOBTs	(37.1)	(2.4)
Revenue	894.2	805.3

Current trading

In the nine weeks to 27 February 2007, the Group's gross win has increased by 11% and costs remain under control. At this early stage of the year, the Board remains comfortable with consensus expectations.

William Hill PLC

Consolidated Income Statement
for the 52 weeks ended 26 December 2006

	Notes	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Amounts wagered	2	**13,235.9**	10,746.1
Revenue	2	**894.2**	805.3
Cost of sales		**(160.3)**	(174.1)
Gross profit	2	**733.9**	631.2
Other operating income		**6.3**	5.9
Other operating expenses		**(451.6)**	(394.7)
Exceptional operating expenses	3	**-**	(26.9)
Share of results of associate		**3.6**	2.6
Operating profit	2	**292.2**	218.1
Investment income	4	**13.0**	11.1
Finance costs	3,5	**(69.8)**	(54.6)
Profit before tax	2	**235.4**	174.6
Tax	3,6	**(68.6)**	(61.5)
Profit for the period		**166.8**	113.1
Earnings per share (pence)			
Basic	8	**45.5**	29.0
Diluted	8	**44.9**	28.6

Consolidated Statement of Recognised Income and Expense
for the 52 weeks ended 26 December 2006

	Notes	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Gain/(loss) on cash flow hedges		**14.3**	(0.5)
Actuarial gain/(loss) on defined benefit pension scheme		**16.7**	(1.6)
Tax on items taken directly to equity		**(9.5)**	0.2
Change in associate net assets due to share repurchase		**(1.7)**	-
Net income recognised directly in equity		**19.8**	(1.9)
Transferred to income statement on cash flow hedges		**0.7**	1.4
Profit for the period		**166.8**	113.1
Total recognised income and expense for the period		**187.3**	112.6

William Hill PLC

Consolidated Balance Sheet

as at 26 December 2006

	Notes	**26 December 2006 £m**	27 December 2005 £m
Non-current assets			
Intangible assets		**1,342.7**	1,332.7
Property, plant and equipment		**207.0**	174.5
Interest in associate		**5.3**	3.4
Deferred tax asset		**8.5**	17.5
		1,563.5	1,528.1
Current assets			
Inventories		**0.5**	0.4
Trade and other receivables		**30.4**	20.4
Cash and cash equivalents		**98.7**	76.6
Derivative financial instruments		**14.4**	-
		144.0	97.4
Total assets	2	**1,707.5**	1,625.5
Current liabilities			
Trade and other payables		**(108.6)**	(79.5)
Current tax liabilities		**(66.3)**	(56.7)
Borrowings		**(0.9)**	-
Derivative financial instruments		**(5.6)**	(7.5)
		(181.4)	(143.7)
Non-current liabilities			
Borrowings		**(1,141.2)**	(1,016.1)
Retirement benefit obligations		**(25.1)**	(49.3)
Long term provisions		**-**	(7.5)
Deferred tax liabilities		**(169.3)**	(160.3)
		(1,335.6)	(1,233.2)
Total liabilities	2	**(1,517.0)**	(1,376.9)
Net assets		**190.5**	248.6
Equity			
Called-up share capital	9	**36.2**	39.1
Share premium account	9	**311.3**	311.3
Capital redemption reserve	9	**6.0**	3.1
Merger reserve	9	**(26.1)**	(26.1)
Own shares held	9	**(46.9)**	(57.5)
Hedging reserve	9	**9.4**	(1.1)
Retained earnings	9	**(99.4)**	(20.2)
Total equity	9	**190.5**	248.6

William Hill PLC

Consolidated Cash Flow Statement
for the 52 weeks ended 26 December 2006

	Notes	**52 weeks ended 26 December 2006 £m**	52 weeks ended 27 December 2005 £m
Net cash from operating activities	10	**204.6**	156.6
Investing activities			
Dividend from associate		**-**	2.1
Interest received		**2.9**	2.6
Proceeds on disposal of property, plant and equipment		**5.9**	0.7
Purchases of property, plant and equipment		**(55.2)**	(52.0)
Purchases of betting licences		**(1.9)**	(1.9)
Expenditure on computer software		**(10.8)**	(2.5)
Acquisition of subsidiary		**-**	(498.6)
Disposal of LBOs net of costs		**-**	34.4
Net cash used in investing activities		**(59.1)**	(515.2)
Financing activities			
Purchase of own shares		**(178.4)**	(76.8)
SAYE share option redemptions		**1.0**	2.7
Dividends paid	7	**(70.9)**	(66.6)
Repayments of borrowings		**(125.0)**	(500.0)
New bank loans raised		**250.0**	1,020.0
New facility debt issue costs		**(2.2)**	(4.6)
New finance leases		**2.1**	-
Net cash (used in)/from financing activities		**(123.4)**	374.7
Net increase in cash and cash equivalents in the period		**22.1**	16.1
Cash and cash equivalents at start of period		**76.6**	60.5
Cash and cash equivalents at end of period		**98.7**	76.6

William Hill PLC

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

1. Basis of accounting

General information

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out below.

The Group has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). A European Union (EU) Regulation issued in 2002 now requires the Group to report its results for the period ending 26 December 2006 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission. The date of adoption and transition for the Group was the 29 December 2004 being the start of the period of comparative information.

At the date of authorisation of these Group financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but are not yet effective:

IFRS 7 Financial instruments: disclosures;

IFRS 8 Operating segments;

IFRIC 7 Applying the restatement approach under IAS 29;

IFRIC 8 Scope of IFRS 2;

IFRIC 9 Reassessment of embedded derivatives;

IFRIC 10 Interim financial reporting and impairment;

IFRIC 11 IFRS 2: group and treasury share transactions; and

IFRIC 12 Service concession arrangements.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

The financial statements for the 52 weeks ended 26 December 2006, which have been approved by a committee of the Board of directors on 4 March 2007, have been prepared on the basis of the accounting policies set out in pages 5 to 11 of the Group's pro-forma IFRS accounts for the 52 weeks ended 27 December 2005, which can be found on the Group's website *www.williamhillplc.co.uk*. This preliminary report should therefore be read in conjunction with the 2005 pro-forma information.

The financial statements set out in this preliminary announcement does not constitute the Company's statutory accounts for the 52 week period ended 26 December 2006 or the 52 week period ended 27 December 2005, but is derived from those accounts. Statutory accounts for the 52 week period ended 27 December 2005 have been delivered to the Registrar of Companies and those for the 52 week period ended 26 December 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in April 2007.

Basis of accounting under IFRS

The Group financial statements have been prepared in accordance with IFRS. The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

William Hill PLC

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

First-time adoption of International Financial Reporting Standards

The financial statements have been prepared in accordance with IFRS for the first time. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 11.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. Under IFRS 1 the Group is required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003. As a result, in the opening balance sheet, goodwill arising from past business combinations amounting to £733.3m remains as stated under UK GAAP at 30 December 2003.

Employee benefits

The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 29 December 2004. The Group has recognised actuarial gains and losses in full in the period in which they occur in the Statement of Recognised Income and Expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments

The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share based payment transactions granted after 7 November 2002 that were unvested as of 1 January 2005.

Financial instruments

The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

General

The Group financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 26 December 2006. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

2. Segment information

For management purposes, the Group is currently organised into three operating divisions – Retail, Telephone and Interactive. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 52 weeks ended 26 December 2006:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	11,486.0	659.9	1,060.3	29.7	-	13,235.9
Payout	(10,787.1)	(602.4)	(929.8)	(22.4)	-	(12,341.7)
Revenue	**698.9**	**57.5**	**130.5**	**7.3**	**-**	**894.2**
GPT, duty, levies and other cost of sales	(120.5)	(12.9)	(26.0)	(0.9)	-	(160.3)
Gross profit	578.4	44.6	104.5	6.4	-	733.9
Depreciation	(23.5)	(0.7)	(2.2)	(0.2)	(0.5)	(27.1)
Other administrative expenses	(329.0)	(27.2)	(40.8)	(6.8)	(14.4)	(418.2)
Share of result of associate	-	-	-	-	3.6	3.6
Operating profit/(loss)	**225.9**	**16.7**	**61.5**	**(0.6)**	**(11.3)**	**292.2**
Investment income	-	-	-	-	13.0	13.0
Finance costs	-	-	-	-	(69.8)	(69.8)
Profit/(loss) before tax	**225.9**	**16.7**	**61.5**	**(0.6)**	**(68.1)**	**235.4**
Balance sheet information						
Total assets	1,360.9	95.8	127.1	18.9	104.8	1,707.5
Total liabilities	(54.7)	(4.4)	(26.6)	(0.5)	(1,430.8)	(1,517.0)
Investment in associate	-	-	-	-	5.3	5.3
Capital additions	52.5	9.1	9.1	-	1.0	71.7

William Hill PLC

Notes to the Group Financial Statements
for the 52 weeks ended 26 December 2006

Business segment information for the 52 weeks ended 27 December 2005:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	9,285.5	605.8	826.0	28.8	-	10,746.1
Payout	(8,664.5)	(552.4)	(702.7)	(21.2)	-	(9,940.8)
Revenue	**621.0**	**53.4**	**123.3**	**7.6**	**-**	**805.3**
GPT, duty, levies and other cost of sales	(136.3)	(13.8)	(23.0)	(1.0)	-	(174.1)
Gross profit	484.7	39.6	100.3	6.6	-	631.2
Depreciation	(17.4)	(1.3)	(1.8)	(0.4)	(0.7)	(21.6)
Other administrative expenses	(285.7)	(25.3)	(37.3)	(6.3)	(12.6)	(367.2)
Share of result of associate	-	-	-	-	2.6	2.6
Exceptional items	(23.9) [a]	-	-	-	(3.0)	(26.9)
Operating profit/(loss)	**157.7**	**13.0**	**61.2**	**(0.1)**	**(13.7)**	**218.1**
Investment income	-	-	-	-	11.1	11.1
Finance costs	-	-	-	-	(54.6)	(54.6)
Profit/(loss) before tax	**157.7**	**13.0**	**61.2**	**(0.1)**	**(57.2)**	**174.6**
Balance sheet information						
Total assets	1,316.9	87.0	120.3	14.8	86.5	1,625.5
Total liabilities	(208.5)	(4.8)	(20.4)	(0.5)	(1,142.7)	(1,376.9)
Investment in associate	-	-	-	-	3.4	3.4
Capital additions	46.6	2.1	3.6	-	1.0	53.3

[a] Included in £23.9m of exceptional items relating to the Retail channel are asset impairments of £5.4m in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group.

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis. Included within total assets by segment are £681.0m, £80.4m, £97.2m and £7.1m (27 December 2005 - £681.0m, £80.4m, £97.2m and £7.1m), which relates to goodwill allocated to the Retail, Telephone, Interactive and Stadia operations respectively.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the readers' attention.

Exceptional operating costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Costs of implementation of EPOS and text systems [1]	-	7.4
Costs of integration of Stanley Retail acquisition [2]	-	19.0
Costs of aborted return of capital scheme [3]	-	3.0
Profit on sale of LBOs disposed [4]	-	(2.5)
	-	26.9

[1] Costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

[2] Costs arose from the due diligence on and the integration of Stanley Retail and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

[3] Costs represent professional fees incurred in respect of an aborted plan to return capital.

[4] Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

Exceptional interest costs are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Write off of previously capitalised bank facility fee	-	2.3
Breakage fee	-	0.1
	-	2.4

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.3m associated with the old facility were written off in the period ended 27 December 2005.

Exceptional tax charges are as follows:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Capital gain on disposal of 76 LBOs [1]	-	7.1
Tax relief expected in respect of exceptional operating and interest costs	-	(6.5)
	-	0.6

[1] Due to the accounting rules governing the subsequent disposal of acquired operations, the income statement bears the full tax charge relating to the capital gain on the disposal of 76 LBOs, while the gain on disposal is only recognised in the income statement in respect of the sale of the 12 William Hill shops. The net proceeds of the remaining 64 Stanley Retail LBOs have been used to determine fair values and hence have been reflected through adjusted intangibles recognised.

4. Investment income

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest on bank deposits	**2.9**	2.5
Expected return on pension scheme assets	**10.1**	8.6
	13.0	11.1

5. Finance costs

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**57.8**	41.5
Amortisation of finance costs	**1.3**	1.0
	59.1	42.5
Exceptional interest costs (note 3)	-	2.4
Net interest payable	**59.1**	44.9
Interest on pension scheme liabilities	**10.7**	9.7
	69.8	54.6

William Hill PLC

Notes to the Group Financial Statements
for the 52 weeks ended 26 December 2006

6. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
UK corporation tax at 30%	**66.5**	51.4
UK corporation tax – prior periods	**(6.4)**	-
Overseas tax	**-**	0.5
Total current tax charge	**60.1**	51.9
Deferred tax – origination and reversal of timing differences	**8.5**	9.6
Total tax on profit on ordinary activities	**68.6**	61.5

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate income is 29.6% (52 weeks ended 27 December 2005 - 29.5%). There were no exceptional items in the period and therefore the effective tax rate in respect of ordinary activities after exceptional items was 29.6% (52 weeks ended 27 December 2005 – 35.7%). The current period's charge is lower than the statutory rate of 30% due to adjustments in relation to prior periods. The prior period rate after exceptional items was higher than the statutory rate of 30% due to:

- Chargeable gains arising on the sale of the Stanley Retail LBOs being treated as part of the tax charge whereas for accounting purposes the gains are dealt with in arriving at goodwill; and
- The Group incurred a number of expenses on which it did not get tax relief.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 26 December 2006		52 weeks ended 27 December 2005	
	£m	**%**	£m	%
Profit before tax	**235.4**		174.6	
Less: share of associate income	**(3.6)**		(2.6)	
	231.8	**100.0**	172.0	100.0
Tax on Group profit at standard UK corporation tax rate of 30%	**69.5**	**30.0**	51.6	30.0
Adjustment in respect of prior periods	**(3.0)**	**(1.3)**	-	-
Permanent differences	**2.1**	**0.9**	3.5	2.0
Tax on profits credited against goodwill	**-**	**-**	6.4	3.7
Total tax charge	**68.6**	**29.6**	61.5	35.7

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

William Hill PLC

Notes to the Group Financial Statements
for the 52 weeks ended 26 December 2006

7. Dividends proposed and paid

	26 December 2006 Per share	27 December 2005 Per share	**26 December 2006 £m**	27 December 2005 £m
Equity shares:				
- current year interim dividend paid	**7.25p**	6.1p	**25.6**	23.5
- prior year final dividend paid	**12.2p**	11.0p	**45.3**	43.1
	19.45p	17.1p	**70.9**	66.6
Proposed dividend	**14.5p**	12.2p	**51.2**	46.1

The proposed final dividend of 14.5p will, subject to shareholder approval, be paid on 5 June 2007 to all shareholders on the register on 27 April 2007. In line with the requirements of IAS 10 – 'Events after the Balance Sheet Date', this dividend has not been recognised within these results.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 26 December 2006, the trust held 0.4m ordinary shares. In addition, the Company does not pay dividends on the 8.7m shares held in treasury. The Company estimates that 352.9m shares will qualify for the final dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	52 weeks ended 26 December 2006 Pence	52 weeks ended 27 December 2005 Pence
Basic - adjusted	**45.5**	36.6
Basic	**45.5**	29.0
Diluted	**44.9**	28.6

An adjusted earnings per share, based on profit for the prior period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

8. Earnings per share (continued)

The calculation of the basic and diluted earnings per share is based on the following data:

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Profit after tax for the financial period	**166.8**	113.1
Exceptional items – operating expenses	**-**	26.9
Exceptional items – interest	**-**	2.4
Exceptional items – tax charge	**-**	0.6
Profit after tax for the financial period before exceptional items	**166.8**	143.0

	Number (m)	Number (m)
Weighted average number of ordinary shares for the purposes of basic earnings per share	**366.7**	390.5
Effect of dilutive potential ordinary shares:		
Employee share awards and options	**4.7**	5.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**371.4**	396.0

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 10.4m in the 52 weeks ended 26 December 2006 (52 weeks ended 27 December 2005 – 12.7m).

William Hill PLC

Notes to the Group Financial Statements
for the 52 weeks ended 26 December 2006

9. Reserves

	Called-up Share capital £m	Share premium account £m	Capital redemp-tion reserve £m	Merger reserve £m	Own shares held £m	Hedging reserve £m	Retained earnings £m	Total £m
At 29 December 2004	40.5	311.3	1.7	(26.1)	(59.3)	(1.7)	9.9	276.3
Profit for the financial period	-	-	-	-	-	-	113.1	113.1
Dividends paid (note 7)							(66.6)	(66.6)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	0.6	(1.1)	(0.5)
Expense recognised in respect of share remuneration	-	-	-	-	-	-	2.2	2.2
Shares purchased and cancelled	(1.4)	-	1.4	-	-	-	(78.3)	(78.3)
Transfer of own shares to recipients	-	-	-	-	1.8	-	0.6	2.4
At 27 December 2005	**39.1**	**311.3**	**3.1**	(26.1)	**(57.5)**	**(1.1)**	**(20.2)**	**248.6**
Profit for the financial period	-	-	-	-	-	-	166.8	166.8
Dividends paid (note 7)	-	-	-	-	-	-	(70.9)	(70.9)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	9.8	10.0	19.8
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.0	3.0
Shares purchased and cancelled	(2.9)	-	2.9	-	-	-	(178.4)	(178.4)
Transfer to income	-	-	-	-	-	0.7	-	0.7
Transfer of own shares to recipients	-	-	-	-	10.6	-	(9.7)	0.9
At 26 December 2006	**36.2**	**311.3**	**6.0**	(26.1)	**(46.9)**	**9.4**	**(99.4)**	**190.5**

The shares were cancelled during the period as part of the Company's share buy back programme.

Own shares held at 26 December 2006 amounting to £46.9m comprise 8.7m shares (nominal value - £0.9m) held in treasury purchased for £46.4m and 0.4m shares (nominal value - £0.04m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.5m. The shares held in treasury were purchased at a weighted average price of £5.32. At 26 December 2006 the total market value of own shares held in treasury and in the Trust was £58.0m.

William Hill PLC

Notes to the Group Financial Statements

for the 52 weeks ended 26 December 2006

10. Notes to the cash flow statement

	52 weeks ended 26 December 2006 £m	52 weeks ended 27 December 2005 £m
Operating profit	**292.2**	218.1
Adjustments for:		
Share of result of associate	**(3.6)**	(2.6)
Depreciation of property, plant and equipment	**27.1**	24.3
Depreciation of computer software	**2.7**	2.7
Gain on disposal of property, plant and equipment	**(0.5)**	(0.2)
Gain on disposal of LBOs	**(4.0)**	(2.5)
Cost charged in respect of share remuneration	**3.0**	2.2
Defined benefit pension cost less cash contributions	**(8.1)**	(8.7)
Movement in provisions	**(7.5)**	7.2
	301.3	240.5
Operating cash flows before movements in working capital:		
Increase in inventories	**(0.1)**	-
Increase in receivables	**(11.0)**	(1.6)
Increase in payables	**23.7**	3.1
Cash generated by operations	**313.9**	242.0
Income taxes paid	**(53.9)**	(49.4)
Interest paid	**(55.4)**	(36.0)
Net cash from operating activities	**204.6**	156.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

11. Explanation of transition to IFRS

This is the first period that the Group has presented its financial information under IFRS. The following disclosures are required in the year of transition under the provisions of IFRS 1 and show the effects of the transition to IFRS on the Group's reported performance and financial position for the comparative periods and on the date of transition.

The last financial statements prepared under UK GAAP were for the 52 weeks ended 27 December 2005 and the date of transition to IFRS is therefore 29 December 2004.

Reconciliation of equity at 29 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	-	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9	-	2.9
Deferred tax assets	b,c,d,g	5.9	18.7	24.6
Total non-current assets		864.0	19.7	883.7
Inventories		0.3	-	0.3
Trade and other receivables		15.4	-	15.4
Cash and cash equivalents		60.5	-	60.5
Total current assets		76.2	-	76.2
Total assets		940.2	19.7	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	-	(46.9)
Bank overdraft and loans		(49.8)	-	(49.8)
Bank loans due after more than one year		(447.7)	-	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h,i	-	(16.1)	(16.1)
Total liabilities		(689.8)	6.2	(683.6)
Net assets		250.4	25.9	276.3
Equity				
Called-up share capital		40.5	-	40.5
Share premium account		311.3	-	311.3
Capital redemption reserve		1.7	-	1.7
Merger reserve		(26.1)	-	(26.1)
Own shares		(59.3)	-	(59.3)
Hedging and other reserves	d	-	(1.7)	(1.7)
Retained earnings	e,f,g,i	(17.7)	27.6	9.9
Total equity		250.4	25.9	276.3

William Hill PLC

Notes to the Group Financial Statements
for the 52 weeks ended 26 December 2006

11. Explanation of transition to IFRS (continued)

Reconciliation of equity at 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	f,h	1,177.1	(311.4)	865.7
Other intangible assets	a,h	-	467.0	467.0
Property, plant and equipment	a	188.7	(14.2)	174.5
Interest in associate		3.4	-	3.4
Deferred tax assets	b,c,d,g	-	17.5	17.5
Total non-current assets		1,369.2	158.9	1,528.1
Inventories		0.4	-	0.4
Trade and other receivables		20.4	-	20.4
Cash and cash equivalents		76.6	-	76.6
Total current assets		97.4	-	97.4
Total assets		1,466.6	158.9	1,625.5
Trade and other payables	d,e,f	(129.6)	42.6	(87.0)
Tax liabilities		(56.7)	-	(56.7)
Bank overdraft and loans		-	-	-
Bank loans due after more than one year		(1,016.1)	-	(1,016.1)
Retired benefit obligations	b,g	(31.8)	(17.5)	(49.3)
Other provisions		(7.5)	-	(7.5)
Deferred tax liabilities	c,h,i	(5.0)	(155.3)	(160.3)
Total liabilities		(1,246.7)	(130.2)	(1,376.9)
Net assets		219.9	28.7	248.6
Equity				
Called up share capital		39.1	-	39.1
Share premium account		311.3	-	311.3
Capital redemption reserve		3.1	-	3.1
Merger reserve		(26.1)	-	(26.1)
Own shares		(57.5)	-	(57.5)
Hedging and other reserves	d	-	(1.1)	(1.1)
Retained earnings	e,f,g,i	(50.0)	29.8	(20.2)
Total equity		219.9	28.7	248.6

11. Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

(a) Software classification - application software, which can be run independently from any specific hardware configuration, is typically included within other intangibles under IFRS rather than tangible assets as is the norm under UK GAAP. The effect of this is to reclassify software of £14.2m (29 December 2004 - £14.8m) from tangible assets to intangible assets. Total net assets are not affected by this adjustment.

(b) Deferred tax associated with pension liabilities – under IFRS deferred tax relating to the pension scheme cannot be netted off against the pension liability as it is under UK GAAP. This has the effect of increasing the Group's deferred tax asset by £13.6m (29 December 2004 - £16.5m) with a consequent increase in the net pension liability presented. Net assets are not affected by this adjustment.

(c) Deferred tax offset - due to more restrictive rules on the ability to offset deferred tax liabilities and assets, the deferred tax liabilities and assets are grossed up by £2.2m (29 December 2004 - £1.3m).

(d) Financial instruments - all derivative instruments are required by IFRS to be carried on the balance sheet at fair value. Under IFRS, hedge accounting for derivatives is only allowed where detailed documentation in accordance with IAS 39 is in place. This allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. This issue will have no impact on the Group's earnings as acceptable hedge accounting documentation has been in place since 30 December 2003. However the balance sheet does reflect a financial liability of £1.6m (29 December 2004 - £2.5m) representing the fair value of the relevant derivatives, as well as a related deferred tax asset of £0.5m (29 December 2004 - £0.8m) offset by corresponding entries in a new 'hedging reserve'.

(e) Dividends – under IFRS dividends payable may only be recorded as a liability of the Group when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Group's results. Under UK GAAP, dividends are recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Group by the amount of the proposed dividend of £46.1m (29 December 2004 - £43.1m).

(f) Holiday pay - it is accepted practice under IFRS to provide for pay for holidays to which staff are entitled but which they have not yet taken. This has resulted in the recognition of an accrual for holiday pay of £1.9m, £0.4m of which arises from the Stanley acquisition and therefore affects goodwill calculation (29 December 2004 - £1.5m).

(g) Pensions - a difference arises in the valuation of the pension scheme assets under IFRS, because pension assets must be valued using bid prices rather than using mid-market prices as is the convention under UK GAAP and there are also differences in measuring the value of life assurance schemes. This results in an increase in the pension scheme liability of £3.9m (29 December 2004 - £0.3m) and a consequent adjustment to deferred tax assets of £1.2m (29 December 2004 - £0.1m).

(h) Acquisitions - the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before 30 December 2003. The Group has adopted IFRS 3 'Business combinations' in full for all acquisitions that have occurred after this date. This has resulted in the recognition of additional intangible fixed assets of £452.8m (29 December 2004 - £3.9m) and related deferred tax liabilities of £141.0m (29 December 2004 - £1.0m). Under UK GAAP the intangible fixed assets would have been recognised in goodwill and the deferred tax liability would not have arisen.

(i) Deferred tax on properties acquired via business combinations – under IFRS, a tax timing difference of £12.1m (29 December 2004 - £13.8m) has been recognised in respect of properties previously acquired via acquisitions.

11. Explanation of transition to IFRS (continued)

Reconciliation of profit or loss for 52 weeks ended 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	10,746.1	(9,940.8)	805.3
Cost of sales	a	(10,114.9)	9,940.8	(174.1)
Gross profit		631.2	-	631.2
Other operating income		5.9	-	5.9
Other operating expenses		(421.6)	-	(421.6)
Share of results of associate	b	3.6	(1.0)	2.6
Operating profit		219.1	(1.0)	218.1
Investment income	b	11.2	(0.1)	11.1
Finance costs		(54.6)	-	(54.6)
Profit before tax		175.7	(1.1)	174.6
Tax	c	(64.3)	2.8	(61.5)
Profit for the period		111.4	1.7	113.1

Notes to the reconciliation of profit or loss

(a) Revenue and cost of sales – under IFRS revenue represents gains and losses on betting activity for all revenue streams. This is different from UK GAAP where revenue from Retail, Telephone and Internet sportsbook (including FOBTs, games on the online arcade and other numbers bets) represents total amounts wagered by customers. The effect of this change is to reduce both revenue and cost of sales by £9,940.8m. This has no impact on operating profit.

(b) Associate profit - under IFRS, the share of the associate's result included in the Group's operating profit is after a charge for interest and tax. These items were shown within the Group's interest and tax charges under UK GAAP. This has the effect of reducing operating profit by £1.0m, representing interest income of £0.1m and the tax charge of the associate (see (c) below).

(c) Tax charge – the tax charge is £2.8m lower under IFRS compared to UK GAAP reflecting a combination of:

- £1.1m reduction arising from the different treatment of associate tax highlighted in (b) above; and
- £1.7m reduction reflecting a deferred tax movement on properties acquired via business combinations, which are ignored under UK GAAP but provided for under IFRS.

Explanation of material adjustments to the cash flow statement for 2005

There are no significant adjustments between the cash flow statements produced under IFRS as against UK GAAP.

William HILL

Financial Results

5 March 2007

William HILL

This presentation contains certain statements that are or may be forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

William HILL

Introduction	-	David Harding
Results	-	Simon Lane
Updates	-	David Harding

William HILL

Simon Lane
Finance Director

William HILL

Financial Highlights

- EBIT up 19% at £292.2m
- Ex-Stanley LBOs EBITDA at £48.1m
- EPS up 24% at 45.5 pence
- Final dividend up 19% at 14.5 pence

Summary of Financial Results

	FY 2006 £m	FY 2005 £m	Change %
[1] Gross win	931.3	807.7	+ 15%
GPT, VAT, duties, levies, royalties and related costs	(197.4)	(176.5)	+ 12%
Gross profit	733.9	631.2	+ 16%
Net operating expenses	(445.3)	(388.8)	+ 15%
Associate income	3.6	2.6	+ 38%
EBIT (excluding exceptionals)	292.2	245.0	+ 19%
EBITDA (excluding exceptionals)	322.0	269.8	+ 19%

[1] Includes casino drop, AWP and FOBT cash in box including VAT

Group Summary of Earnings and Dividends

	FY 2006 £m	FY 2005 £m	Change %
EBIT (excluding exceptionals)	292.2	245.0	+ 19%
Net interest payable	(56.8)	(41.1)	+ 38%
Profit before taxation	235.4	203.9	+ 15%
Taxation	(68.6)	(60.9)	+ 13%
PAT (pre-exceptionals)	166.8	143.0	+ 17%
Earnings per share (pence) Basic [1]	45.5	36.6	+ 24%
Diluted [1]	44.9	36.1	+ 24%
FY dividend per share	21.75	18.3	+ 19%

[1] Basic and undiluted earnings per share based upon 366.7m and 371.4m shares respectively

The number of shares that are applicable for the basic EPS calcuation at 26 December 2006 are 352.9m

William HILL

Summary of Financial Results (excl. Stanley)

	FY 2006 £m	FY 2005 £m	Change %
[(1)] Gross win	779.6	737.0	+ 6%
GPT, VAT, duties, levies, royalties and related costs	(166.8)	(161.5)	+ 3%
Gross profit	612.8	575.5	+ 6%
Net operating expenses	(369.1)	(348.7)	+ 6%
Associate income	3.6	2.6	+ 38%
EBIT (excluding exceptionals)	247.3	229.4	+ 8%
EBITDA (excluding exceptionals)	273.9	251.9	+ 9%

(1) Includes casino drop, AWP and FOBT cash in box including VAT

Analysis of Group Gross Win (excl. Stanley)

		FY 2006	FY 2005	Change
		£m	£m	%
Retail	OTC	378.5	378.4	+ 0%
	FOBTs/AWPs	205.8	174.3	+ 18%
	Total	584.3	552.7	+ 6%
Telephone		57.5	53.4	+ 8%
Interactive	Sportsbook/arcade	58.6	55.3	+ 6%
	Casino/poker	71.9	68.0	+ 6%
	Total	130.5	123.3	+ 6%
Other	(1)	7.3	7.6	- 4%
Total gross win (excl Stanley)		779.6	737.0	+ 6%

(1) Includes greyhound stadia, course and group promotions

Duty, Levies and Other Cost of Sales (excl. Stanley)

	FY 2006 £m	FY 2005 £m	Change %
Gross win	779.6	737.0	+ 6%
GPT/VAT	(104.9)	(99.4)	+ 6%
Levies	(24.7)	(27.3)	- 10%
Royalties and other costs	(37.2)	(34.8)	+ 7%
Gross profit	612.8	575.5	+ 6%

Net Operating Expenses (excl. Stanley)

		FY 2006 £m	FY 2005 £m	Change %
Staff costs		179.5	168.0	+ 7%
Property costs		61.6	54.9	+ 12%
Depreciation		26.6	19.3	+ 38%
Pictures and data		23.1	21.6	+ 7%
Advertising and sponsorship:	General	23.1	20.8	+ 11%
	World Cup	2.2	-	-
AWP/FOBT rental		1.3	3.1	- 58%
Finance charges (incl chargebacks)		7.4	7.4	-
Communications		7.1	7.4	- 4%
Other [1]		37.2	46.2	- 19%
Operating expenses		369.1	348.7	+ 6%
Less: costs allocated to divisions		(354.2)	(335.4)	+ 6%
Central costs		14.9	13.3	+ 12%

[1] Includes printing and stationery, legal, consultancy, cleaning and other miscellaneous costs

Results by channel (incl. Stanley)

Gross win by channel



£m
736.0
623.4
57.5
53.4
130.5
123.3
Retail
Telephone
Interactive

Operating profit by channel



£m
225.9
181.6
16.7
13.0
61.5
61.2
Retail
Telephone
Interactive

William HILL

Stanley overview

- 560 shops acquired (net)
- EBITDA 2006 at £48.1m
- Net investment of £495m
- 180 development opportunities

→ 2006 ROI = 10%

William HILL

Capex spend and forecast

	FY 2006 £m	FY 2007 £m	FY 2008 £m
EPOS/Text	10.9	1.5	1.0
Retail development	37.6	49.5	48.0
Retail acquisitions	-	30.5	-
Core bookmaking systems	13.1	15.0	3.0
International JVs	-	6.0	19.0
Other	6.3	9.0	9.0
Total	67.9	111.5	80.0

Cash flow

	FY 2006 £m	FY 2005 £m	Change £m
EBITDA	322.0	269.8	52.2
Pension contribution	(9.4)	(9.4)	-
Stanley integration costs	(7.5)	(16.8)	9.3
Working capital/other	14.6	1.2	13.4
Capital expenditure	(67.9)	(54.5)	(13.4)
Cash from operations	251.8	190.3	61.5
Cash taxes	(53.9)	(49.4)	(4.5)
Net interest	(52.3)	(33.4)	(18.9)
Equity dividends	(70.9)	(66.6)	(4.3)
Free cashflow	74.7	40.9	33.8
Acquisitions	-	(466.1)	466.1
Share buybacks/SAYE redemptions	(177.4)	(74.1)	(103.3)
Net cashflow	(102.7)	(499.3)	396.6
Net debt	(1,043.4)	(939.5)	(103.9)

William HILL

David Harding
Chief Executive

William HILL

2006 – additional colour

- Product profitability
- Stanley acquisition
- Interactive profitability and growth

2007 – considerations

- Remote initiatives
- Retail estate development
- International (Spain & Italy)
- Gambling Commission
- Current trading

Gross win by product

Gaming 37%


Online gaming (incl arcade) 9%
Numbers 2%
Machines 26%
Other 3%
Soccer 10%
Greyhounds/virt'l 13%
Foreign/virtual horses 7%
UK Horses 30%

Betting 63%

H1 vs. H2

£m	H1	H2	
Group	478	453	- 5%
UK Horses	151	128	- 15%
Online gaming	43	37	- 14%

: SLY)

; £293 SLY)

Overround per runner – trend



Overround per runner
2.20
2.10
2.00
1.90
1.80
1.70
1.60
1.50
1.40
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

FOBT/AMLD update

- Installed machines end of 2005 – 7,691 (6,078 WH; 1,613
- Average weekly net profit/terminal 2005 – £379 (£402 WH
- Installed machines end of 2006 – 7,715
- Average weekly net profit/terminal 2006 – £463
- Average weekly net profit/terminal post AMLD – £448

rowth

es Q4

n
e marketing

uct launches

e to Q4

William HILL

Stanley acquisition update

SLY % WH	H1 2005	H2 2005	H1 2006	H2 2006
EBIT/LBO	47.5	61.9	74.9	86.6

HO costs

FOBT & mgt costs

Revenue synergies
Initial development

Estate development

HILL

back-end

ant play

Interactive profitability and g

- Sportsbook – legacy database, performance issu
- Poker – US decision, international slowdow
  – performance issues Q4, competitiv
- Casino – recruitment via sportsbook/poker
- Arcade – healthy growth driven by new prod
- Skill games – launches delayed until January due
  performance issues
- WHTV – closed October 2006
- H2 underperformance in Interactive

Remote initiatives

	Q1	Q2	Q3	Q4
* Sportsbook		New web site		New
* Casino	Poker window Seamless log-in	Boss CRM Enhancements	Cryptologic upgrade	
* Poker	Improved rakeback	Ring-fence Player education		Inst
* Arcade	Slots reskill	Bonus system WAP games	Sportsbook mini-games	
* Skill	Tournament blackjack Backgammon Gin rummy Bingo			

Retail estate development

* Trading units at end of 2005	2,184	
* 2006 developments		
- 5 acquisitions		
- 15 closures		
- 50 new licences		
- 40 resites		
- 30 extensions		
- 113 other shop fit		
* Trading units at end of 2006	2,224	
* Average trading units 2006	2,196	+2.6%
* Net additional 2007 YTD	29	
* Current trading units	2,253	

International strategy

- * Internet only
  - Risk based
  - Generally passive marketing

- * In country
  - Robust tax/regulation
  - Core competency fit
  - Technology/model reuse - scale economics
  - Local partner
  - Spain/Italy (+ 1 or 2)

Spain

- 2 regions deregulated - Madrid – process announced
  - Basque – awaiting tender
- Other regions anticipated to follow
- Sports betting in Madrid allowed in bingo halls, casinos, arcades and dedicated LBOs
- 4 gaming machines in dedicated betting outlets, 2 in bars
- Internet licence
- 10% profit based tax
- Average initial investment €10m per region
- At ½x UK LBO profitability, achieves over 15% ROI
- Business model improves with multiple regions (central costs)

Italy

- 16,000 licences tendered in addition to existing 1000 LBOs
- Outlets effectively agents for AAMs
- Mixture of dedicated outlets (sports/horses LBOs) and "corners" in bars
- 24 gaming machines in LBOs
- Separate internet licence
- Betting duty on sports betting 3% stakes (singles), 7% multiples – limits product range
- Initial investment €10m
- Business model improves with scale (central costs)
- At 1½ x UK LBO profitability, achieves over 15% ROI
  - Reflects different nature of shops (size, 24 machines, density)
- Currently 55 licences in Rome, Milan, Bologna and Turin

William HILL

Gambling Commission

- 01 September 2007 – GC assume responsibility for regulation
- Compliance team in place and preparation for new regime underway
- Leading involvement in over 25 DCMS and GC consultations
- Significant consultations outstanding:
  - Remote technical standards – due to be finalised June 2007
  - Machine standards and regulations – ongoing
- Timetable for technical changes – subject to further discussion with GC
- Licence applications being progressed
- Continued emphasis on responsible gambling – building on existing industry policies
- Self exclusions during 2006
  - Retail 401 (2005- 285); Remote 1,010 (2005 – 693)
- Costs circa £3m
- Benefits – extended opening/jackpot machines

Current trading

In the nine weeks to 27 February 2007

- Group gross win up 11%

William HILL

Appendix
Revenue under IFRS

- **Definition of Revenue**
  - IFRS = gains and losses from betting net of VAT
  - UK GAAP = amounts wagered
- **Reconciliation between IFRS and UK GAAP:-**

	£m	£m
Amounts wagered = UK GAAP turnover	13,235.9	10,746.1
Gross win	931.3	807.7
Machine VAT	(37.1)	(2.4)
IFRS revenue	894.2	805.3

END